KARMAN HOLDINGS INC.

5351 Argosy Avenue

Huntington Beach, CA 92649

July 22, 2025

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	Karman Holdings Inc.

Registration Statement on Form S-1

File No. 333-288809

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, the registrant named above (the “Registrant”) hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-288809) (the “Registration Statement”) be accelerated so that it may become effective at 4:00 p.m., New York City time on July 23, 2025, or as soon as practicable thereafter, or at such other time as the Registrant or its legal counsel may request by telephone to the staff. Please orally confirm this request with our legal counsel, Sean Ewen of Willkie Farr & Gallagher LLP. Our legal counsel has full authority to withdraw or modify this acceleration request, orally or in writing.

Once the Registration Statement is effective, please contact Sean Ewen of Willkie Farr & Gallagher LLP, counsel to the Registrant, at (212) 728-8867, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely,

KARMAN HOLDINGS INC.

By:	/s/ Mike Willis
Name:	Mike Willis
Title:	Chief Financial Officer